NO ACT

PE
1-3-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005060

DIVISION OF
CORPORATION FINANCE

January 30, 2014

JAN 30 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 1-30-14

Steven M. Haas
Hunton & Williams LLP
shaas@hunton.com

Re: CSX Corporation
Incoming letter dated January 3, 2014

Dear Mr. Haas:

This is in response to your letter dated January 3, 2014 concerning the shareholder proposal submitted to CSX by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CSX Corporation
Incoming letter dated January 3, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that CSX may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that CSX may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 34253.000001

January 3, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CSX Corporation – 2014 Annual Meeting
Exclusion of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of CSX Corporation, a Virginia corporation ("CSX"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with CSX's view that, for the reasons stated below, CSX may exclude the shareholder proposal entitled "Proposal 4* – Right to Act by Written Consent" and supporting statement (the "Proposal"), submitted by John Chevedden, purportedly acting as proxy for William Steiner, from the proxy materials to be distributed by CSX in connection with its 2014 Annual Meeting of Shareholders (the "2014 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), CSX is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), CSX is simultaneously sending a copy of this letter and its attachments to Mr. Chevedden and Mr. Steiner as notice of CSX's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, CSX is taking this opportunity to remind Mr. Chevedden and Mr. Steiner that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

Background

Mr. Chevedden initially submitted the Proposal on November 6, 2013 via email for consideration at CSX's 2014 Annual Meeting of Shareholders and inclusion in the 2014 proxy materials. Along with the Proposal, Mr. Chevedden's email contained a letter purportedly from Mr. Steiner, dated October 21, 2013, appointing Mr. Chevedden and/or his designee as Mr. Steiner's proxy to submit the Proposal and/or modifications to the Proposal on Mr. Steiner's behalf. To CSX's knowledge, Mr. Chevedden has not appointed a designee to act on his behalf. On November 8, 2013, Mr. Chevedden faxed CSX a copy of a letter from Mr. Steiner's broker, TD Ameritrade, evidencing Mr. Steiner's beneficial ownership of at least 500 shares of CSX stock.

Mr. Steiner's October 21, 2013 letter explicitly instructed CSX to "direct all future communications regarding [the Proposal] to John Chevedden" using Mr. Chevedden's email address "to facilitate prompt and verifiable communications." In accordance with those instructions, on November 20, 2013, CSX sent a deficiency notice (the "Deficiency Notice") via email to Mr. Chevedden. Also on November 20, 2013, CSX sent a courtesy hard copy of the Deficiency Notice by UPS mail to Mr. Chevedden and Mr. Steiner. The Deficiency Notice (i) explained that Rule 14a-8 does not permit shareholders to submit shareholder proposals by proxy, therefore CSX considered Mr. Chevedden to be the sole proponent of the Proposal and requested he provide proof of ownership of sufficient CSX securities,[1] and (ii) requested a copy of the GMI Ratings reports referenced in the supporting statement section of the Proposal (the "Supporting Statement").

On November 22, 2013, Mr. Chevedden emailed CSX stating that he had received the UPS mail delivery of the Deficiency Notice on November 21, 2013, one day after the 14 calendar day notice period under Rule 14a-8(f). CSX responded via email to Mr. Chevedden later that day explaining that the Deficiency Notice was emailed to Mr. Chevedden, per the explicit instructions in Mr. Steiner's October 21, 2013 letter with respect to future communications regarding the Proposal, within the 14 calendar day notice period.

On November 27, 2013, Mr. Chevedden faxed to CSX a letter purportedly from Mr. Steiner stating that Mr. Steiner is the sole proponent of the Proposal.

Neither Mr. Chevedden nor Mr. Steiner has provided CSX with a copy of the source document(s) for the statements they attribute to GMI Ratings in the Supporting Statement. GMI Ratings' reports are not publicly available and, therefore, CSX cannot verify the accuracy of these statements or adequately respond to them in its statement of opposition in the 2014 proxy materials.

[1] In light of the Staff's response to Apple Inc.'s recent no-action request letter, which argued Rule 14a-8 does not permit a shareholder to grant a non-shareholder a proxy to submit a proposal (avail. December 17, 2013), CSX has determined not to pursue a similar basis for exclusion of the Proposal at this time.

Copies of the Proposal, cover letter, broker letter and all related correspondence are attached hereto as Exhibit A.

Basis for Exclusion

As discussed in more detail below, CSX hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2014 proxy materials pursuant to Rule 14a-8(i)(3) because the Supporting Statement contains (i) materially false and misleading statements and (ii) unsubstantiated and misleading references to non-public materials that Mr. Chevedden and Mr. Steiner have failed to make available to CSX for evaluation.

Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains (I) Materially False And Misleading Statements And (II) Unsubstantiated And Misleading References To Non-Public Materials That The Proponents Have Not Made Available To CSX For Evaluation.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), which confirms that proposals may be excluded where a company demonstrates objectively that a factual statement is materially false or misleading, Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal.

In addition, the Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). *See* Section F of Staff Legal Bulletin No. 14 (July 13, 2011) ("SLB 14") (permitting exclusion of a website address under Rule 14a-8(i)(3) because the information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules). Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

Here, the Supporting Statement contains four paragraphs that explicitly reference information purportedly from reports prepared by GMI Ratings, an external source that is not publicly available. Through CSX's own efforts following its receipt of the Proposal, CSX obtained two GMI Ratings reports entitled "ESG Analysis" and "Accounting & Governance Risk

Overview," respectively. However, these GMI Ratings reports do not substantiate many of the statements attributed to GMI Ratings in the Supporting Statement. Specifically, the statements set forth below, which the Supporting Statement attributes to GMI Ratings, are not corroborated by the GMI Ratings reports obtained by CSX and, in certain cases, are demonstrably false and misleading in material respects.

- **The first sentence of the fifth paragraph states: "GMI Ratings, an independent investment research firm [sic] rated our company D for its executive pay."** The GMI Ratings reports obtained by CSX do not corroborate this statement. Moreover, this statement is inconsistent with one of those GMI Ratings reports, which states that the "*current global ESG rating* for CSX Corporation is an overall D" (emphasis added). According to the Supporting Statement and GMI Ratings' website, "ESG" refers to "environmental, social and governance." This is different from and contradicts the Supporting Statement's claim that CSX was rated "D *for its executive pay*" (emphasis added). Thus, based on CSX's review of GMI Ratings reports and on Mr. Chevedden and Mr. Steiner's refusal to provide the applicable GMI Ratings reports, CSX believes the statement that GMI Ratings rated CSX "D for its executive pay" is materially false and/or misleading.

- **The third sentence of the sixth paragraph states: "GMI also said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history."** Again, this statement is not corroborated by the GMI Ratings reports obtained by CSX. Based on CSX's review of these GMI Ratings reports, this statement also appears to be materially false and/or misleading. Specifically, the GMI Ratings report reviewed by CSX that addressed "asset-liability valuation" made no reference to "forensic accounting ratios" and did not state that CSX had "extreme values." Thus, based on CSX's review of GMI Ratings reports and on Mr. Chevedden and Mr. Steiner's refusal to provide the applicable GMI Ratings report, CSX believes this statement is materially false and/or misleading.

- **The third sentence of the eighth paragraph states: "GMI said not one member of our audit committee had substantial industry knowledge...."** This statement is not corroborated by the GMI Ratings reports obtained by CSX. More importantly, this statement is demonstrably false. As disclosed on page 19 of CSX's proxy statement for the 2013 Annual Meeting of Shareholders, filed with the Commission on March 26, 2013 (the "2013 Proxy Statement"), Mr. J. Steven Whisler is a member of CSX's audit committee. Mr. Whisler served as a director of Burlington Northern Santa Fe Corporation from 1995 until its acquisition by Berkshire Hathaway in 2010. During his tenure on the board of directors of Burlington Northern Santa Fe Corporation, Mr. Whisler gained experience and knowledge of and familiarity with the railroad business. As a result, the statement that "not one member of [CSX's] audit committee had substantial industry knowledge" is demonstrably and materially false.

- **The third sentence of the eighth paragraph also states: "GMI said ... not one independent director had general expertise in risk management."** Again, this statement is not corroborated by the GMI Ratings reports obtained by CSX. This statement is also demonstrably false. As disclosed on page 20 of the 2013 Proxy Statement, nine of the twelve independent directors of CSX have risk management experience. In particular, the following four directors have notable risk management expertise:

  - Mr. Donald J. Shepard retired as Chairman of the Board and Chief Executive Officer of AEGON, N.V., an international life insurance and pension company. Through his executive positions with AEGON, N.V., Mr. Shepard gained financial and risk management expertise (see page 18 of the 2013 Proxy Statement).

  - Mr. David M. Ratcliffe retired as Chairman, President and Chief Executive Officer of Southern Company, one of America's largest producers of electricity. In those positions, Mr. Ratcliffe participated in a heavily regulated industry and was ultimately responsible for overseeing nuclear facilities. Through this experience, Mr. Ratcliffe gained risk management expertise (see page 17 of the 2013 Proxy Statement).

  - Mr. Whisler retired as Chairman and Chief Executive Officer of Phelps Dodge Corporation, a mining and manufacturing company. During his tenure at Phelps Dodge Corporation, Mr. Whisler was instrumental in the implementation of its "Zero and Beyond" safety program designed to eliminate workplace injuries. Based on his experience as an executive in the mining industry, Mr. Whisler has brought to CSX's board of directors safety program and risk management expertise (see page 19 of the 2013 Proxy Statement).

  - Mr. Edward J. Kelly, III, is currently Chairman of the Institutional Clients Group at Citigroup, Inc., and Mr. Kelly has previously served as Vice Chairman, Chief Financial Officer and Head of Global Banking at Citigroup, Inc., as well as Chief Executive Officer of Citi Alternative Investments, an integrated alternative investments platform within Citigroup, Inc. As an executive in the banking industry, Mr. Kelly has extensive financial and regulatory experience, including expertise in risk management (see page 15 of the 2013 Proxy Statement).

  As a result, the statement that "not one independent director had general expertise in risk management" is demonstrably and materially false.

Certain other statements in the Supporting Statement are not explicitly attributed to GMI Ratings but are instead presented in a manner that may suggest they are attributable to GMI Ratings. For example, the first sentence of the eighth paragraph of the Supporting Statement states that "Edward Kelly, our Lead Director, had the longest tenure on our board which detracts from his independence." It is not clear whether this statement—which is not corroborated by the

GMI Ratings reports reviewed by CSX—is being attributed to GMI Ratings, a fact that may be important to CSX shareholders. As a result, this and other such statements are materially false and/or misleading.

In summary, (i) the GMI Ratings reports reviewed by CSX do not support the foregoing statements and (ii) CSX has demonstrated objectively that certain of these statements are false and/or misleading. These false and/or misleading statements are also material. The Supporting Statement expressly states that the Proposal should "be more favorably evaluated" based on these statements. These statements are also the basis for the Supporting Statement's claims that CSX has "clearly improvable corporate governance" (see fourth and last paragraphs). Plus, Messrs. Chevedden and Steiner presumably are citing to GMI Ratings because they believe it is an independent and/or authoritative source that will influence CSX shareholders in how they vote. Consequently, "there is a substantial likelihood that a reasonable shareholder would consider [the Supporting Statement] important in deciding how to vote." *Virginia Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1090 (1991) (quoting *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)). Also, as discussed below, these false and/or misleading statements may influence how shareholders vote on other proposals at CSX's 2014 Annual Meeting of Shareholders. As a result, CSX believes the Proposal can be excluded under Rule 14a-8(i)(3).

CSX further believes the Proposal can be excluded under Rule 14a-8(i)(3) based on the refusal of Messrs. Chevedden and Steiner to provide the GMI Ratings reports. Specifically, in the Deficiency Notice sent to Messrs. Chevedden and Steiner, CSX requested copies of the GMI Ratings reports referenced in the Supporting Statement. Despite CSX's request, neither Mr. Chevedden nor Mr. Steiner has provided CSX with copies of such reports.

The Staff has previously stated that shareholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G (Oct. 16, 2002) ("SLB 14G"), the Staff stated that "references to website addresses... could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading." The Staff also stated that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides [the company] with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided Charles Schwab with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

We believe SLB 14G makes clear that a proponent cannot evade examination of his or her statements by withholding the materials necessary to evaluate them for compliance with Rule 14a-9. We also see no meaningful basis for distinguishing between supporting statements that refer shareholders to an external, non-operational website and supporting statements that reference and purport to attribute statements to a non-public report.

Without access to the referenced reports, CSX cannot determine (i) which statements are properly or falsely attributable to GMI Ratings, (ii) which statements are taken out of context, (iii) when these statements were made by GMI Ratings[2] and (iv) which statements might be portrayed in the Supporting Statement in a materially false or misleading manner. Moreover, it is difficult—if not impossible—for CSX to respond to these statements through its statement of opposition in the 2014 proxy materials if CSX cannot verify whether the statements were actually made or, if made, in what context. For example, CSX cannot adequately respond to the statement that "GMI Ratings… rated our company D for its executive pay" if CSX does not know whether GMI Ratings did so. Likewise, CSX cannot adequately respond to the statement that "GMI also said there were forensic accounting ratios related to asset-liability valuation that had extreme values" if CSX does not know whether GMI Ratings made that statement or, if it did, in what context.

CSX believes it should be able to evaluate the veracity of these references to non-public sources in the Proposal, respond in an informed manner to such references and inform CSX shareholders in the event it can be shown that such references are falsely attributed to GMI Ratings, being taken out of context or otherwise presented in a materially misleading manner. Without the source documents, however, CSX cannot do so. This is important with respect to CSX shareholders' evaluation of the Proposal, but it is also relevant to other proposals that will be included in the 2014 proxy materials. For example, the Supporting Statement's references to GMI Ratings' purported views on the CSX board of directors' "industry knowledge" and "risk management" could influence how CSX shareholders vote in the election of directors. Similarly, the Supporting Statement's claim that GMI Ratings "rated our company D for its executive pay" could influence how shareholders vote on the non-binding advisory vote with respect to the compensation paid to CSX's named executive officers. Thus, the statements in the Supporting Statement may mislead CSX shareholders in voting on multiple proposals.

We are not suggesting that the Staff must require shareholders to independently confirm the accuracy of information in third-party documents, but we do believe proponents should be required to provide non-public source documents to issuers. The Staff would not impose any meaningful burden on Mr. Chevedden or Mr. Steiner by requiring them to provide CSX with copies of the non-public documents being referenced in the Proposal. Accordingly, Mr. Chevedden and Mr. Steiner's failure to provide the referenced GMI Ratings reports is incompatible with the Commission's proxy rules and justifies exclusion of the Proposal under Rule 14a-8(i)(3). If the Staff is unable to concur that the entire Proposal can be excluded, we

---

[2] The third paragraph of the Supporting Statement indicates that the statements attributed to GMI Ratings were "reported in 2013." However, the GMI Ratings reports reviewed by CSX, which did not corroborate those statements, were dated October 24, 2013 (ESG Analysis report) and September 27, 2013 (Accounting & Governance Risk Overview). If Messrs. Chevedden and Steiner are relying on GMI Ratings reports dated prior to 2013, that fact alone should render the Supporting Statement materially false and misleading. Because CSX does not have the reports, CSX cannot ascertain when these statements might have been made by GMI Ratings.

believe that Mr. Chevedden and Mr. Steiner must, at the very least, revise the Supporting Statement to remove the paragraphs that refer to GMI Ratings reports. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

Conclusion

For the foregoing reasons, CSX respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if CSX excludes the Proposal from its 2014 proxy materials.

Please do not hesitate to contact me at (804) 788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Steven M. Haas

Enclosures

Cc: Ellen M. Fitzsimmons, CSX Corporation
John Chevedden (via email at *** FISMA & OMB Memorandum M-07-16 ***
William Steiner (via email at *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 06, 2013 6:02 PM
To: Fitzsimmons, Ellen
Subject: Rule 14a-8 Proposal (CSX)``

Dear Ms. Fitzsimmons,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael J. Ward
Chairman
CSX Corporation (CSX)
500 Water Street, 15th Floor
Jacksonville FL 32202

Dear Mr. Ward,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,
William Steiner

William Steiner

10-21-13
Date

cc: Ellen M. Fitzsimmons <Ellen_Fitzsimmons@CSX.com>
Corporate Secretary
Phone: 904 359-3200
FX: 904-359-1216
FX: 904-366-4248
Fax: 415-894-6817

[CSX: Rule 14a-8 Proposal, November 6, 2013]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay. CSX did not disclose specific performance target objectives for its CEO and CSX can pay long-term incentive pay to its CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. Plus there was the potential for a lucrative golden parachute.

GMI Ratings' Environmental, Social and Governance (ESG) grade for CSX was D. ESG ratings evaluate the sustainable investment value of public corporations. GMI also said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history.

David Ratcliffe was negatively flagged by GMI due to his involvement with the Mississippi Chemical Corporation board, which filed for reorganization under Chapter 11. Mr. Ratcliffe was also on 3 of our board committees.

Edward Kelly, our Lead Director, had the longest tenure on our board which detracts from his independence. Plus Mr. Kelly served on 3 of our board committees including our executive pay committee. GMI said not one member of our audit committee had substantial industry knowledge and not one independent director had general expertise in risk management.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
William Steiner,*** FISMA & OMB Memorandum M-07-16 ***sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

Post-it® Fax Note 7671	Date 11-8-13	# of pages ▶
To Ellen Fitzsimmons	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 904-359-1216	Fax #	

904-366-4248

November 8, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in Memora TD Ameritrade Clearing, Inc., DTC #0188

Dear William Steiner.

Thank you for allowing me to assist you today. As you requested, this letter serves to confirm that since September 1, 2012, you have continuously held at least 500 shares each of VERIZON COMMUNICATIONS (VZ), BRINKS CO (BCO), ARCHER DANIELS MIDLAND CO (ADM), DOW CHEMICAL (DOW), and CSX CORP (CSX).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

From:	Haas, Steven
Sent:	Wednesday, November 20, 2013 2:49 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Fitzsimmons, Ellen; Austin, Mark D (Mark_Austin@csx.com); Goolsby, Allen C.
Subject:	Shareholder Proposal -- Deficiency Notice from CSX Corporation
Attachments:	Deficiency Notice from CSX to John Chevedden and William Steiner_48342053_1.PDF
Importance:	High

Dear Messrs. Chevedden and Steiner,

Please find attached a deficiency notice relating to the shareholder proposal submitted by you to CSX Corporation on November 6, 2013. In addition, enclosed with the attached letter are copies of Rule 14a-8 and Staff Legal Bulletin 14F. Please confirm your receipt of this email by return email.

Sincerely,

Steven Haas

Steven M. Haas
Hunton & Williams LLP
951 E. Byrd Street
Richmond, Virginia 23219
Direct: (804) 788-7217
Email: shaas@hunton.com

HUNTON&
WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 34253.000001

November 20, 2013

VIA EMAIL AND OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Messrs. Chevedden and Steiner:

I am writing on behalf of CSX Corporation ("CSX"), which received on November 6, 2013, a shareholder proposal via email from Mr. Chevedden entitled "Proposal 4* – Right to Act by Written Consent" (the "Proposal") for consideration at CSX's 2014 Annual Meeting of Shareholders. Mr. Chevedden's email contained a letter purportedly from Mr. Steiner, dated October 21, 2013, appointing Mr. Chevedden and/or his designee as Mr. Steiner's proxy to submit the Proposal on Mr. Steiner's behalf. To CSX's knowledge, Mr. Chevedden has not yet appointed any such designee. Noting *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young* (Civil Action 4:13-CV-00176), however, which is the recent litigation Mr. Chevedden and others were party to in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy. In addition, the letter accompanying the Proposal does not identify the specific proposal being submitted to CSX and instead appears to be a "form letter." Therefore, we consider Mr. Chevedden to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Chevedden's attention. In addition, even if Mr. Steiner were deemed to have properly submitted the Proposal, we direct you to the section of this letter under the heading "Supporting Statement" in which we request a copy of the referenced GMI Ratings reports.

Ownership Verification

Rule 14a-8(b) under Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit proof that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal" for at least one year as of the date the shareholder proposal was submitted. CSX's stock records do not indicate that Mr. Chevedden is the record owner of sufficient shares to satisfy this requirement. Additionally, to date CSX has not received proof from Mr. Chevedden that he has satisfied Rule 14a-8's ownership requirements as of November 6, 2013, the date that the Proposal was submitted to CSX.

To remedy this defect, Mr. Chevedden must submit proof of his ownership of CSX shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

i. a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., November 6, 2013), Mr. Chevedden continuously held the requisite number of CSX shares for at least one year; or

ii. if Mr. Chevedden has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of CSX shares as of or before the date on which the one-year eligibility period began, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Accordingly, Mr. Chevedden will need to obtain the required written statement from the DTC participant through which Mr. Chevedden's shares are held. If Mr. Chevedden is not certain whether his broker or bank is a DTC participant, he may check the DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If Mr. Chevedden's broker or bank is not on DTC's participant list, he will need to obtain proof of ownership from the DTC participant through which his securities are held. He should be able to determine the name of this DTC participant by asking his broker or bank. If the DTC participant knows the holdings of his broker or bank, but does not know his holdings, Mr. Chevedden may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by him for at least one year – with one statement from his broker or bank confirming his ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

For your reference, please find enclosed a copy of SLB 14F.

Statement of Intent Regarding Continued Ownership

CSX has not received a written statement from Mr. Chevedden indicating that he intends to continue to hold the CSX shares through the date of CSX's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b). Therefore, he must submit to CSX a written statement that he intends to continue ownership of the required amount of CSX shares through the date of the 2014 Annual Meeting of Shareholders.

Supporting Statement

The supporting statement accompanying the Proposal purports to summarize statements from reports by GMI Ratings that are not publically available. In order that CSX can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false or misleading manner, and regardless of whether Mr. Chevedden or Mr. Steiner is deemed the proponent of the Proposal, you should provide us a copy of the referenced GMI Ratings reports.

Required Response Within 14 Days

For the Proposal to be eligible for inclusion in CSX's proxy materials for CSX's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described herein, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Ellen M. Fitzsimmons, Executive Vice President of Law and Public Affairs, General Counsel and Corporate Secretary, at CSX Corporation, 500 Water Street, Jacksonville, Florida 32202 or by email at Ellen_Fitzsimmons@CSX.com.

HUNTON&
WILLIAMS

If either of you have any questions with respect to the foregoing, please contact me at (804) 788-7217 or shaas@hunton.com or Ellen M. Fitzsimmons at (904) 359-3167 or Ellen_Fitzsimmons@CSX.com.

Sincerely,

Steven M. Haas

cc: Ellen M. Fitzsimmons, CSX Corporation

Enclosures

Rule 14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the

deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Staff Legal Bulletin No. 14F

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 22, 2013 at 12:27:33 AM EST
To: "Ellen M. Fitzsimmons"
<Ellen_Fitzsimmons@CSX.com<mailto:Ellen_Fitzsimmons@CSX.com>>
Subject: Rule 14a-8 Proposal (CSX)

Dear Ms. Fitzsimmons,
I received a letter on November 21, 2013 purportedly on behalf of the company in regard to purported procedural issues with Mr. William Steiner's rule 14a-8 proposal. The letter said Mr. Steiner's proposal was received on November 6, 2013. Thus the letter is untimely due to the 14-day rule.
Sincerely,
John Chevedden
cc: William Steiner

From: Haas, Steven
Sent: Friday, November 22, 2013 10:19 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Fitzsimmons, Ellen; Austin, Mark D (Mark_Austin@csx.com); Goolsby, Allen C.
Subject: Rule 14a-8 Proposal -- Response from CSX Corporation

Filed: -1
NRTID: !nrtdms:0:!session:EMF_US:!database:HW_US:!document:48380274,1:

Dear Mr. Chevedden,

I am in receipt of the email you sent to Ellen Fitzsimmons on November 22, 2013. To date, all of your communications with CSX Corporation with respect to the shareholder proposal, including the initial transmission of the shareholder proposal, have been through your email address. In addition, the letter purportedly from Mr. Steiner that accompanied the shareholder proposal specifically instructed CSX Corporation to direct all future communications to your email address. As such, I sent you an email on November 20, 2013, transmitting CSX Corporation's letter with respect to the procedural deficiencies in the shareholder proposal. CSX Corporation has followed the request in the letter to communicate by email and did not have any obligation to physically deliver the letter to you. Nevertheless, a courtesy copy of that letter was mailed to you via overnight mail within fourteen days of CSX Corporation's receipt of your letter.

In light of the foregoing, CSX Corporation's letter has been timely delivered.

Sincerely,

Steven Haas

Steven M. Haas
Hunton & Williams LLP
951 E. Byrd Street
Richmond, Virginia 23219
Direct: (804) 788-7217
Email: shaas@hunton.com

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Ellen M. Fitzsimmons
Corporate Secretary
CSX Corporation (CSX)
500 Water Street, 15th Floor
Jacksonville FL 32202
Phone: 904 359-3200
FX: 904-359-1216
FX: 904-366-4248
Fax: 415-894-6817
Ellen_Fitzsimmons@csx.com

Post-it® Fax Note 7671	Date 11-27-13	# of pages ▶
To Ellen Fitzsimmons	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 904-359-1216 904-366-4248	Fax #	

Dear Ms. Fitzsimmons,

This is to respond to the company letter within the 14-days specified.
The rule 14a-8 proposal:
[CSX: Rule 14a-8 Proposal, November 6, 2013]
Proposal 4* – Right to Act by Written Consent
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

William Steiner (signature)

William Steiner

11-26-13
Date